Exhibit 99.1

FCA successfully completes syndication of the €3.5 billion credit facility

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) (“FCA”) announced today that it has successfully completed the syndication to a group of thirteen banks (inclusive of the two original underwriting banks) of the credit facility entered into on March 25, 2020 (“Credit Facility”).

The Credit Facility will be available for general corporate purposes and for working capital needs of the Group and is structured as a bridge facility to support the Group’s access to international capital markets.

The Credit Facility may be drawn in a single tranche of €3.5 billion, with an initial 12-month term which can be extended at the Group’s option for an additional 6-month term on the first anniversary of the signing.

The successful syndication confirms the strong support that FCA continues to enjoy from its relationship banks and supports FCA’s continued access to international capital markets in the current extraordinary circumstances.

London, 14 April 2020

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, the impact of COVID-19 developments including the impact on supply chains, our production, demand in our end markets, as well as the broader impact on financial markets and the global economy, the Group’s ability to complete and realize expected synergies following completion of the Group’s proposed merger with Peugeot S.A. (“PSA”) including the expected cumulative implementation costs, and many other risks and uncertainties, most of which are outside of the Group’s control.